UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Transocean Partners LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

Y8977Y100

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. Y8977Y100
1	Name of reporting persons. Transocean Ltd.
2	Check the appropriate box if a member of a group.(a) (See instructions) (b)
3	SEC use only.
4	Citizenship or place of organization. Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 21,254,310
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 21,254,310
9	Aggregate amount beneficially owned by each reporting person. 21,254,310
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions).
11	Percent of class represented by amount in row (9). 51.4%*
12	Type of reporting person CO

* Based on 41,379,310 common units outstanding as of October 26,  2015, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on November 4,  2015.

CUSIP No. Y8977Y100
1	Name of reporting persons. Transocean Partners Holdings Limited
2	Check the appropriate box if a member of a group.(a) (See instructions) (b)
3	SEC use only.
4	Citizenship or place of organization. Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 21,254,310
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 21,254,310
9	Aggregate amount beneficially owned by each reporting person. 21,254,310
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions).
11	Percent of class represented by amount in row (9). 51.4%*
12	Type of reporting person CO

*  Based on 41,379,310 common units outstanding as of October 26,  2015, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on November 4,  2015.

Item 1(a). Name of Issuer:

Transocean Partners LLC

Item 1(b). Address of Issuer’s Principal Executive Offices:

Deepwater House

Kingswells Causeway

Prime Four Business Park

Aberdeen, AB15 8PU, Scotland, United Kingdom

Item 2(a). Name of Person Filing:

This Schedule 13G is jointly filed by: (i) Transocean Ltd. (“Transocean”) and (ii) Transocean Partners Holdings Limited (together, the “Reporting Persons”), with respect to the common units (the “Units”) of the Issuer owned by Transocean Partners Holdings Limited (“TPHL”). TPHL is an indirect wholly-owned subsidiary of Transocean, therefore Transocean may be deemed to beneficially own the interests held directly or indirectly by TPHL.

Item 2(b). Address of Principal Business Office, or, if none, Residence:

The principal business address of Transocean is Chemin de Blandonnet 10, CH-1214, Vernier, Switzerland. The principal business address of TPHL is P.O. Box 10342, 70 Harbour Drive, 4th Floor, Grand Cayman, KY1-1003, Cayman Islands.

Item 2(c). Citizenship:

Transocean is a Swiss corporation with its registered office in Steinhausen, Canton of Zug. TPHL is a company formed under the laws of the Cayman Islands.

Item 2(d). Title of Class of Securities:

Common Units

Item 2(e). CUSIP Number:

Y8977Y100

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.Ownership as of December 31, 2015.

(a) Amount beneficially owned: 21,254,310 Units
(b) Percent of class:

51.4%

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

21,254,310 Units

(iii)	Sole power to dispose or direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

21,254,310 Units

Item 5.Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

The securities being reported on by Transocean as a parent holding company are owned, or may be deemed to be beneficially owned, by TPHL. Transocean indirectly owns 100% of TPHL.

Item 8.Identification and Classification of Members of the Group.

Not applicable.

Item 9.Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Exhibits

99.1Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSOCEAN LTD.

Date: February 3, 2016	By: /s/ Brady Long
Name: Brady Long
Title: Senior Vice President & General Counsel

TRANSOCEAN PARTNERS HOLDINGS LIMITED

By: /s/ C. Stephen McFadin
Name: C. Stephen McFadin
Title: President

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G, dated February  3, 2016, with respect to Transocean Partners LLC’s common units is, and any amendments thereto executed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 3rd day of February, 2016.

TRANSOCEAN LTD.

By: /s/ Brady Long
Name: Brady Long
Title: Senior Vice President & General Counsel

TRANSOCEAN PARTNERS HOLDINGS LIMITED

By: /s/ C. Stephen McFadin
Name: C. Stephen McFadin
Title: President